UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number 333-262328

Sands China Ltd.

(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices

Estrada da Baía de N. Senhora da Esperança, s/n

Macao

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This report contains Sands China Ltd.’s (the “Company”) announcement, circular and documents, published on March 30, 2023, in relation to the 2023 Annual General Meeting of the Company.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement, published on March 30, 2023, entitled “Notice of Annual General Meeting”.

99.2	Circular, published on March 30, 2023, entitled “Proposed Re-election of Retiring Directors and Proposed Granting of General Mandates to Repurchase Shares and to Issue New Shares and Proposed Amendments to the Memorandum and Articles of Association and Notice of Annual General Meeting”.

99.3	Document, published on March 30, 2023, entitled “Form of Proxy for the Annual General Meeting to be held on Friday, May 19, 2023 (and at any adjournment thereof)”.

99.4	Document, published on March 30, 2023, entitled “Notification Letter to Existing Registered Shareholders and Request Form - Notice of publication of 2022 Annual Report, Circular containing the Notice of Annual General Meeting, Proxy Form and 2022 Environmental, Social and Governance Report”.

99.5	Document, published on March 30, 2023, entitled “Notification Letter to Non-Registered Holders and Request Form - Notice of publication of 2022 Annual Report, Circular containing the Notice of Annual General Meeting and 2022 Environmental, Social and Governance Report”.

99.6	Document, published on March 30, 2023, entitled “Letter to New Registered Shareholders and Reply Form – Election of Language and Means of Receipt of Corporate Communications”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: March 30, 2023	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary